EXHIBIT 99.1

AGRIUM INC.

SECOND QUARTER 2014

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces record Retail second quarter results

August 6, 2014 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) from continuing operations of $625-million ($4.34 diluted earnings per share) for the second quarter of 2014, compared with net earnings from continuing operations of $744-million in the second quarter of 2013 ($5.00 diluted earnings per share).

The 2014 second quarter results included non-cash charges for future environmental remediation activities of $22-million ($0.11 diluted earnings per share). These were partially offset by a $16-million ($0.08 diluted earnings per share) share-based payments recovery. Excluding these items, net earnings from continuing operations would have been $629-million ($4.37 diluted earnings per share) versus our 2014 second quarter earnings guidance of $3.85 to $4.35 diluted earnings per share.1

“Agrium Retail operations delivered record results this quarter, with EBITDA2 up 28 percent year-over-year supported by strong results from our recently acquired Canadian and Australian operations. We continue to drive synergies and operational improvements across our global retail network. As a result, we made significant progress towards all our key Retail operational metrics and remain focused on our 2015 financial targets,” commented Chuck Magro, Agrium’s President and CEO.

“Agrium has a unique strategic position to meet widespread agricultural demand, with over half a million customers globally, significant advantages in our nitrogen and potash businesses and a complimentary portfolio of products and services. Agrium continues to focus on maximizing operational and financial efficiencies across our complimentary portfolio of assets, including optimization of working capital and operating costs. Combined with Agrium’s current growth projects, we believe these initiatives will drive higher free cash flow and subsequent shareholder returns,” added Mr. Magro.

[1]	Second quarter effective tax rate of 28 percent used for adjusted diluted earnings per share calculation.
[2]	EBITDA is defined as earnings from continuing operations before finance costs, income taxes, depreciation and amortization. EBITDA is not a recognized measure under IFRS. See “Additional IFRS and Non-IFRS Financial Measures” in our 2014 second quarter Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 6, 2014

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2014 (three months ended June 30, 2014) are against results for the second quarter of 2013 (three months ended June 30, 2013). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA and Retail operating coverage ratio used in this MD&A are not prescribed by IFRS, or in the case of EBIT is an Additional IFRS financial measure. Such measures are defined in the “Additional IFRS and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of August 6, 2014 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and six months ended June 30, 2014 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Outlook, Key Risks and Uncertainties” section of this MD&A.

2014 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2014 second quarter net earnings from continuing operations were $625-million, or $4.34 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $744-million, or $5.00 diluted earnings per share from continuing operations, for the same quarter of 2013.

Financial Overview

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts and where noted)	2014	2013	Change	% Change	2014	2013	Change	% Change
Sales	7,338	6,908	430	6	10,417	10,064	353	4
Gross profit	1,599	1,699	(100)	(6)	2,155	2,404	(249)	(10)
Expenses	704	635	69	11	1,207	1,101	106	10
Earnings before finance costs and income taxes (“EBIT”)	895	1,064	(169)	(16)	948	1,303	(355)	(27)
Net earnings from continuing operations	625	744	(119)	(16)	637	890	(253)	(28)
Net earnings	616	747	(131)	(18)	619	888	(269)	(30)
Diluted earnings per share from continuing operations	4.34	5.00	(0.66)	(13)	4.42	5.97	(1.55)	(26)
Diluted earnings per share	4.28	5.02	(0.74)	(15)	4.29	5.96	(1.67)	(28)
Effective tax rate (%)	28	27	N/A	N/A	28	27	N/A	N/A

Sales and Gross Profit

	Quarter to date change		Year to date change
(millions of U.S. dollars)	Sales	Gross Profit	Sales	Gross Profit
Retail	834	207	927	218
Wholesale	(382)	(276)	(513)	(448)
Other	(22)	(31)	(61)	(19)

	430	(100)	353	(249)

Retail sales and gross profit for the second quarter and first half of 2014 increased compared to the prior year primarily due to the inclusion of results from Viterra Inc. (“Viterra”) retail centers further supported by improvements in gross profit in Australia and Argentina (see section “Retail” for further discussion).

Wholesale sales and gross profit for the second quarter and the first half of 2014 decreased compared to the prior year primarily as a result of lower realized sales prices consistent with benchmark pricing (see section “Wholesale” for further discussion).

Expenses

Expenses increased by $69-million and $106-million for the second quarter and first half of 2014, respectively, compared to the same periods last year. The difference is largely a result of an increase in Retail selling expenses of $65-million in the second quarter and $112-million in the first half of 2014, primarily driven by increased costs from the inclusion of results from Viterra retail centers in Western Canada.

The following table is a summary of our other expenses (income) for the second quarter and first half of 2014 and 2013, respectively.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Realized and unrealized gain on commodity derivatives not designated as hedges	—	(1)	(32)	(9)
Realized and unrealized loss (gain) on foreign exchange derivatives not designated as hedges	27	4	12	(9)
Interest income	(19)	(16)	(30)	(31)
Foreign exchange (gain) loss	(29)	7	(17)	26
Environmental remediation and asset retirement obligations	22	3	20	4
Bad debt expense	25	21	30	26
Potash profit and capital tax	3	8	6	12
Other	13	16	13	12

	42	42	2	31

Effective Tax Rate

The effective tax rate on continuing operations was 28 percent for the second quarter and 28 percent for first half of 2014 and is higher than the effective tax rate of 27 percent and 27 percent, respectively, for the same periods last year due to a decrease in income earned in low tax jurisdictions.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2014 second quarter sales were a record $6.4-billion, a 15 percent increase compared to sales of $5.6-billion for the same period last year. Total gross profit was $1.3-billion in the second quarter of 2014, compared to the $1.1-billion achieved in the second quarter of 2013. The record results in sales and gross profit were due to a combination of the contribution from the acquired Viterra agri-retail operations, an improvement in international operations and continued earnings growth for our legacy North American business. While the spring season was delayed in North America this year, growers were able to complete a majority of seeding and application of major crop inputs in a timely manner. Retail reported record EBITDA of $791-million in the second quarter of 2014, compared to $619-million in the second quarter of last year. The acquired Viterra operations accounted for over half of the $172-million increase in EBITDA in the current quarter. International Retail operations contributed $50-million in EBITDA this quarter, compared to $21-million in the second quarter of 2013. The increase in international Retail results was due to lower costs and an improved livestock market in Australia and improved growing conditions and margins in both Australia and South America.

Crop nutrient sales were $2.7-billion this quarter, compared to $2.5-billion in the second quarter of 2013. The increase was due to additional volumes from the acquired Viterra operations and an approximate 4 percent increase in U.S. sales volumes, as the impact of lower corn acreage was offset by stronger application rates. The increase in volumes more than offset lower global crop nutrient prices compared to the same period last year. Gross profit for crop nutrients was $505-million this quarter, up 19 percent from the $424-million reported in the second quarter of 2013. Total crop nutrient margins as a percentage of sales were 18.6 percent in the second quarter of 2014, compared to 17.1 percent in the same period last year.

Crop protection sales were $2.2-billion in the second quarter of 2014, compared to the $1.8-billion in sales reported in the same period last year. Total crop protection gross profit this quarter was $457-million, compared to $406-million reported in the second quarter of 2013. The increase in sales and gross profit was due to a combination of the contribution from the acquired Viterra operations and a shift in some sales from the first quarter of 2014 into the second quarter of this year. Total crop protection margins as a percentage of sales declined to 20.8 percent this quarter, compared to 22.0 percent in the same period last year. The reduction in margins this quarter was largely due to averaging in the lower margin product mix from the Viterra operations and from pricing pressures and product mix in the U.S. crop protection market this spring.

Seed sales were $1.0-billion in the second quarter of 2014, an increase from the $809-million achieved in the second quarter last year. Gross profit was $196-million this quarter, up 40 percent from the $140-million earned in the second quarter of 2013. The increase in seed sales and gross profit is attributed to contributions from Viterra’s seed business and higher sales of cotton and soybean seed units in the U.S. Corn seed volumes remained flat this quarter versus the same period last year despite a reduction in U.S. corn acreage. Total seed margins as a percentage of sales were 18.9 percent in the second quarter of 2014, an increase of 1.6 percent from the same period in 2013. The increase in margins compared to last year was due to contributions from Viterra’s higher margin proprietary canola seed business.

Merchandise sales in the second quarter of 2014 were $218-million, compared to $142-million in the same period last year. Gross profit for this product group was $24-million this quarter, which is similar to the $23-million reported in the second quarter of 2013. The increase in sales and gross profit is due to the addition of the Viterra fuel and equipment business lines, which were partially offset by decreased offerings of lower margin general merchandise in Australia.

Services and other sales were $234-million this quarter, compared to the $279-million reported in the second quarter of 2013. The decrease in sales was a result of the closure of the wool export business in Australia. Gross profit was $167-million in the second quarter of 2014, compared to $149-million for the same period last year. The higher gross profit is attributed to improved margins from the livestock markets and other services in Australia, the addition of the Viterra business and stronger margins for services at our legacy North America operations. Services and other sales margins as a percentage of sales were 71 percent this quarter versus 53 percent last year.

Retail selling expenses for the second quarter of 2014 were $603-million, an increase of $65-million compared to the $538-million reported in the second quarter of last year. The increase was due to the addition of the Viterra business and the associated payroll and depreciation expenses. Total selling expenses as a percentage of sales decreased to 9.4 percent in the second quarter of 2014, compared to 9.7 percent reported in the second quarter last year. The reduction in percentage selling expenses is due to improvements in international operations and the continued leveraging of size and scale of the North American operations. The operating coverage ratio (rolling four quarters as of June 30, 2014) is 69 percent compared to 72 percent as of June 30, 2013.

Wholesale

Wholesale’s 2014 second quarter sales were $1.2-billion, down from the $1.6-billion reported in the same quarter last year. Gross profit was $227-million this quarter, compared to $503-million in the second quarter of 2013. Wholesale Adjusted EBITDA was $263-million in the second quarter of 2014 compared to $542-million reported in the same period last year. The reduction in earnings was primarily the result of lower global benchmark prices across all nutrients and a reduction in nitrogen sales volumes due to planned and unplanned plant outages this quarter.

Nitrogen gross profit in the second quarter of 2014 was $101-million compared to $294-million in the same quarter last year. Nitrogen sales volumes declined 18 percent to 906,000 tonnes. This was a result of an unplanned outage at the Carseland facility during the quarter accounting for 158,000 tonnes of lost production, and a planned turnaround at the Fort Saskatchewan facility. Realized sales prices for nitrogen were $464 per tonne this quarter compared to $582 per tonne in the second quarter of 2013 as a result of lower benchmark pricing. Nitrogen cost of product sold was $353 per tonne this quarter, an increase from the $315 per tonne reported in the second quarter of 2013, due to higher natural gas costs and higher costs resulting from planned and unplanned outages. Average nitrogen gross margins were $111 per tonne this quarter, compared to $267 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $4.49/MMBtu this quarter ($4.51/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.67/MMBtu for the same period in 2013 ($3.73/MMBtu including the impact of realized losses on natural gas derivatives). Derivative gains or losses not designated as hedges are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the second quarter of 2014 was $4.56/MMBtu, compared to $4.09/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.30/MMBtu discount to NYMEX in the second quarter of 2014, a decrease from the $0.56/MMBtu discount in the second quarter of 2013.

Potash gross profit for the second quarter of 2014 was $72-million, compared to $120-million reported in the same quarter last year. The decrease was driven by lower benchmark and realized sales prices. Sales volumes increased to 566,000 tonnes this quarter compared to 544,000 tonnes in the second quarter of 2013. Increased domestic demand resulted from a strong spring application season and an early fall fill program, which more than offset reduced international shipments due to a lower Canpotex allocation. Potash total cost of product sold was $182 per tonne this quarter, up from the $168 per tonne reported in the same quarter last year. The increase was due to the proportionately higher percentage of domestic sales, which unlike international sales include freight costs. The cost of production on a per tonne basis was slightly lower year over year, as both variable and fixed costs were reduced on a per tonne basis. Gross margin on a per tonne basis was $128 in the second quarter of 2014, compared to the $221 per tonne realized during the same quarter in 2013.

Phosphate gross profit was $6-million in the second quarter of 2014, compared to $27-million in the same quarter last year. The decrease was due to lower realized sales prices and sales volumes. Realized phosphate sales prices were $598 per tonne this quarter, a decrease from $667 per tonne in the same period last year as a result of lower benchmark prices. Phosphate sales volumes were 268,000 tonnes in the second quarter of 2014, down 49,000 tonnes compared to the same period last year. The primary causes of the lower sales volumes were production issues relating to imported rock quality at the Redwater facility and a planned turnaround at the Conda facility. Phosphate cost of product sold was $576 per tonne in the second quarter of 2014, slightly lower than the same period last year. Gross margin in the second quarter of 2014 was $22 per tonne compared to $83 per tonne in the same period last year.

Wholesale expenses in the second quarter of 2014 were $36-million compared to $38-million in the same period last year.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2014 was a loss of $6-million, compared to income of $38-million for the second quarter of 2013. The $31-million unfavorable change in gross profit was due to more inter-segment inventory held in our Retail business unit not yet sold to external customers. Coupled with this was a $14-million lower share-based payments recovery resulting from less of a decrease of our share price during the second quarter of 2014 compared to the second quarter of 2013.

EBITDA for Other in the first half of 2014 was a loss of $74-million, compared to a loss of $24-million for the first half of 2013. The change was comprised of:

•	A $19-million unfavorable change in gross profit for the first half of 2014 compared to the first half of 2013 which reflected more inter-segment inventory held in our Retail business unit not yet sold to external customers; and

•	An increase in share-based payments expense of $29-million resulting from a $15-million expense in the first half of 2014 compared to the recovery of $14-million in the first half of 2013.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2014 compared to December 31, 2013.

(millions of U.S. dollars, except as noted)	June 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	759	801	(42)	(5%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,542	2,105	1,437	68%	Increased sales during the spring season resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	4	78	(74)	(95%)	First half tax provision exceeded tax installment payments made coupled with current period tax receipts.
Inventories	3,097	3,413	(316)	(9%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	157	805	(648)	(80%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.
Other current assets	124	104	20	19%	Increase in the amount of investments.
Assets held for sale	210	202	8	4%	-

(millions of U.S. dollars, except as noted)	June 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Current liabilities
Short-term debt	1,202	764	438	57%	Issuance of commercial paper used for working capital and capital expenditures.
Accounts payable	4,263	3,985	278	7%	Increased Retail inventory purchases due to increased sales activity, partially offset by drawdown of customer prepayments during the spring application season.
Income taxes payable	179	2	177	8,850%	First half provision exceeded the first half installments.
Current portion of long-term debt	54	58	(4)	(7%)	-
Current portion of other provisions	116	112	4	4%	-
Liabilities held for sale	55	44	11	25%	Increase in accounts payable during the spring sales season.

Working capital	2,024	2,543	(519)	(20%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2014	2013	Change
Cash provided by operating activities	798	295	503
Cash (used in) provided by investing activities	(1,036)	117	(1,153)
Cash provided by (used in) financing activities	214	(548)	762
Effect of exchange rate changes on cash and cash equivalents	(19)	(33)	14

Decrease in cash and cash equivalents from continuing operations	(43)	(169)	126

Cash and cash equivalents provided by discontinued operations	1	5	(4)

Analysis of cash flows for the six months ended June 30, 2014

Cash flows from operating activities increased primarily due to lower working capital requirements. Our sales increased in 2014, however we achieved lower receivable balances due to a faster collection period while increased accounts payable reflected later purchasing from delayed sales during the season attributed to wet weather. This was coupled with lower taxes paid for the period resulting from reduced earnings in 2013. Current period net earnings were reduced due to lower commodity selling prices.

Cash used in investing activities during the six months consisted of $1,002-million in capital expenditures, primarily for our Vanscoy potash facility expansion.

Cash was provided by financing activities through the issuance of short-term debt, primarily under our commercial paper facility.

Capital Expenditures

	Six months ended June 30,
(millions of U.S. dollars)	2014	2013
Sustaining capital	300	231
Investing capital	702	519

Total	1,002	750

Our investing capital expenditures increased in the first half of 2014 compared to the first half of 2013 due to increased activity on the Vanscoy potash expansion project. Ongoing challenges with contractor productivity on the potash expansion project continues to place significant upward pressure on the total project cost. We anticipate second half 2014 total capital expenditures to be at, or above, the first half of 2014.

Short-term Debt

Our short-term debt of $1,202-million at June 30, 2014 is summarized in note 5 of our Consolidated Financial Statements.

OUTSTANDING SHARE DATA

Agrium had approximately 144 million outstanding shares at July 31, 2014. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3
Sales	7,338	3,079	2,867	2,796	6,908	3,156	3,093	2,768
Gross profit	1,599	556	740	629	1,699	705	974	730
Net earnings from continuing operations	625	12	110	80	744	146	358	140
Net (loss) earnings from discontinued operations	(9)	(9)	(11)	(4)	3	(5)	(4)	(11)
Net earnings	616	3	99	76	747	141	354	129
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic	4.34	0.08	0.74	0.54	5.00	0.98	2.37	0.87
Diluted	4.34	0.08	0.74	0.54	5.00	0.98	2.36	0.87
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.03)	(0.07)
Diluted	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.02)	(0.07)
Earnings per share attributable to equity holders of Agrium:
Basic	4.28	0.02	0.66	0.52	5.02	0.94	2.34	0.80
Diluted	4.28	0.02	0.66	0.52	5.02	0.94	2.34	0.80

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

DISCONTINUED OPERATIONS

In December 2013, Agrium commenced with a divestment process for the AAT Direct Solutions and Turf and Ornamental businesses that were not transitioned to our Wholesale business unit. On July 2, 2014, Agrium announced the completion of the sale of the Turf and Ornamental business for approximately $94-million.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this press release and MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Refer to the following tables for further discussion of how they are calculated and their usefulness to users including management. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measure. As the measures set out below are presented in our consolidated financial statements included in this press release, they are classified as additional IFRS financial measures where they reflect consolidated Agrium, and are classified as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to: (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Management believes that this metric provides useful comparative information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

Retail operating coverage ratio	Retail gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.	Metric used by management to evaluate our Retail business. We believe this metric is also useful to investors and securities analysts in evaluating operating performance of our Retail business.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	June 30, 2014				June 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	791	263	(6)	1,048	619	542	38	1,199
Equity accounted joint ventures:
Finance costs and income taxes	—	8	—	8	—	7	—	7
Depreciation and amortization	—	3	—	3	—	1	—	1

EBITDA	791	252	(6)	1,037	619	534	38	1,191
Depreciation and amortization	77	61	4	142	57	69	1	127

EBIT	714	191	(10)	895	562	465	37	1,064

	Six months ended				Six months ended
	June 30, 2014				June 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	808	500	(74)	1,234	644	935	(24)	1,555
Equity accounted joint ventures:
Finance costs and income taxes	—	12	—	12	—	14	—	14
Depreciation and amortization	—	5	—	5	—	3	—	3

EBITDA	808	483	(74)	1,217	644	918	(24)	1,538
Depreciation and amortization	149	114	6	269	110	119	6	235

EBIT	659	369	(80)	948	534	799	(30)	1,303

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2013 annual Management’s Discussion and Analysis, which is contained in our 2013 Annual Report. Since the date of our 2013 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 of our Consolidated Interim Financial Statements for the quarter ended March 31, 2014.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2013 annual Management’s Discussion and Analysis, which is contained in our 2013 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 - 77 in our 2013 Annual Report and under the heading “Risk Factors” on pages 29 - 40 in our 2013 Annual Information Form has not changed materially since December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2013 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

MARKET OUTLOOK

Favorable growing conditions in most major agriculture regions have boosted global crop production prospects in recent months. Growers in the U.S. Corn Belt have particularly benefitted from advantageous growing conditions. The United States Department of Agriculture (“USDA”) recently reported the U.S. corn crop in the best condition since 1999 and the soybean crop in the best condition since 1994. In response to these robust growing conditions, prices of most major grains and oilseeds have declined and analysts are projecting that 2014/15 prices will be the lowest they have been since 2009/10. Grower margins are more sensitive to changes in crop prices than any other variable, so lower crop prices would result in lower per acre cash margins; however, strong crop yields will offset some of the crop price decline. While the financial benefit of applying crop inputs does not change significantly at current crop prices versus the prices earlier in the year, some precautionary applications of crop protection and plant health products may be impacted.

Wet conditions throughout many areas of North America delayed herbicide application early in the growing season. These conditions were conducive to disease development, which has supported fungicide demand; however, there have been some areas in the Northern U.S. and Western Canada that have continued to struggle to get equipment into wet fields. In general, we expect that growers will continue to promote optimal plant health through application of crop protection products and nutritionals in order to maintain yield potential.

Crop nutrient demand in the third quarter to date has been steady, despite lower crop prices. With 2013/14 logistical constraints fresh in the memories of buyers, the retail chain has sought to re-fill the empty North American supply chain following strong demand in the first half of 2014. The global nitrogen market has been relatively stable, as prices have been supported by Chinese urea costs and low availability out of the Ukraine. At current international urea prices, we expect that Chinese urea exports in the second half of 2014 will be below the same period in 2013. Buyer confidence in the potash market has supported firm demand for the second half of 2014 and Canpotex recently reported that it was sold out of potash for the third quarter. Firm demand has also supported the phosphate market, but the Indian market remains a source of uncertainty in the second half of 2014 as the Indian monsoon rains were historically low in June.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below in this MD&A. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. There is risk regarding the size and timing of expected synergies related to our acquisition of certain Retail Agri-products assets of Viterra; and there is a risk of additional capital expenditure cost escalation on the potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Direct Solutions business and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2014 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 7th, 2014 at 7:30 a.m. MST (9:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013 (1)	2014	2013 (1)

Sales	7,338	6,908	10,417	10,064
Cost of product sold	5,739	5,209	8,262	7,660

Gross profit	1,599	1,699	2,155	2,404
Expenses
Selling	609	546	1,053	942
General and administrative (note 3)	66	62	166	156
Earnings from associates and joint ventures	(13)	(15)	(14)	(28)
Other expenses (note 3)	42	42	2	31

Earnings before finance costs and income taxes	895	1,064	948	1,303
Finance costs related to long-term debt	9	21	28	43
Other finance costs	18	21	35	39

Earnings before income taxes	868	1,022	885	1,221
Income taxes	243	278	248	331

Net earnings from continuing operations	625	744	637	890
Net (loss) earnings from discontinued operations (note 2)	(9)	3	(18)	(2)

Net earnings	616	747	619	888

Attributable to:
Equity holders of Agrium	615	749	617	890
Non-controlling interest	1	(2)	2	(2)

Net earnings	616	747	619	888

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	4.34	5.00	4.42	5.97
Basic and diluted (loss) earnings per share from discontinued operations	(0.06)	0.02	(0.13)	(0.01)

Basic and diluted earnings per share	4.28	5.02	4.29	5.96

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Net earnings	616	747	619	888
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(4)	—	(4)	—
Deferred income taxes	1	—	1	—
Share of comprehensive income of associates and joint ventures	1	—	2	1
Available for sale financial instruments
Gains	—	1	—	1
Foreign currency translation differences
Gains (losses)	102	(219)	(4)	(243)

	100	(218)	(5)	(241)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses	(20)	—	(20)	—
Deferred income taxes	6	—	6	—

	(14)	—	(14)	—

Other comprehensive income (loss)	86	(218)	(19)	(241)

Comprehensive income	702	529	600	647

Attributable to:
Equity holders of Agrium	701	531	598	649
Non-controlling interest	1	(2)	2	(2)

Comprehensive income	702	529	600	647

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013 (1)	2014	2013 (1)

Operating
Net earnings from continuing operations	625	744	637	890
Adjustments for
Depreciation and amortization	142	127	269	235
Earnings from associates and joint ventures	(13)	(15)	(14)	(28)
Share-based payments	(16)	(30)	15	(14)
Unrealized loss (gain) on derivative financial instruments	9	3	(5)	(4)
Unrealized foreign exchange (gain) loss	(17)	(12)	(19)	4
Interest income	(19)	(16)	(30)	(31)
Finance costs	27	42	63	82
Income taxes	243	278	248	331
Other	15	9	27	14
Interest received	19	16	31	31
Interest paid	(21)	(18)	(53)	(74)
Income taxes paid	(32)	(200)	(68)	(455)
Dividends from associates and joint ventures	6	14	7	15
Net changes in non-cash working capital	(931)	(1,007)	(310)	(701)

Cash provided by (used in) operating activities	37	(65)	798	295

Investing
Acquisitions, net of cash acquired	(2)	(15)	(18)	(49)
Repayment of advance on acquisition of Viterra Inc.	—	932	—	932
Capital expenditures	(543)	(413)	(1,002)	(750)
Capitalized borrowing costs	(30)	(13)	(53)	(22)
Purchase of investments	(39)	—	(65)	(8)
Proceeds from disposal of investments	32	—	44	—
Other	19	(22)	(3)	(32)
Net changes in non-cash working capital	10	32	61	46

Cash (used in) provided by investing activities	(553)	501	(1,036)	117

Financing
Short-term debt	793	(881)	444	(816)
Long-term debt issued	—	1,000	—	1,010
Transaction costs on long-term debt	—	(14)	—	(14)
Repayment of long-term debt	(5)	(478)	(15)	(519)
Dividends paid	(108)	(74)	(216)	(149)
Shares issued	1	—	1	2
Shares repurchased	—	(62)	—	(62)

Cash provided by (used in) financing activities	681	(509)	214	(548)

Effect of exchange rate changes on cash and cash equivalents	(16)	(26)	(19)	(33)

Increase (decrease) in cash and cash equivalents from continuing operations	149	(99)	(43)	(169)
Cash and cash equivalents provided by discontinued operations (note 2)	18	8	1	5
Cash and cash equivalents – beginning of period	592	585	801	658

Cash and cash equivalents – end of period	759	494	759	494

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2014	2013	2013
Assets
Current assets
Cash and cash equivalents	759	494	801
Accounts receivable	3,542	3,845	2,105
Income taxes receivable	4	11	78
Inventories	3,097	2,913	3,413
Advance on acquisition of Viterra Inc.	—	762	—
Prepaid expenses and deposits	157	114	805
Other current assets	124	—	104
Assets held for sale (note 2)	210	—	202

	7,893	8,139	7,508
Property, plant and equipment (note 7)	5,788	3,940	4,960
Intangibles	712	649	738
Goodwill	1,970	2,250	1,958
Investments in associates and joint ventures	627	628	639
Other assets	95	120	99
Deferred income tax assets	75	81	75

	17,160	15,807	15,977

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	1,202	459	764
Accounts payable	4,263	3,615	3,985
Income taxes payable	179	57	2
Current portion of long-term debt	54	—	58
Current portion of other provisions	116	71	112
Liabilities held for sale (note 2)	55	—	44

	5,869	4,202	4,965
Long-term debt	3,060	3,066	3,066
Post-employment benefits	157	177	135
Other provisions	416	449	426
Other liabilities	37	67	59
Deferred income tax liabilities	441	517	530

	9,980	8,478	9,181

Shareholders’ equity
Share capital	1,821	1,880	1,820
Retained earnings	5,632	5,618	5,253
Accumulated other comprehensive loss	(276)	(170)	(279)

Equity holders of Agrium	7,177	7,328	6,794
Non-controlling interest	3	1	2

	7,180	7,329	6,796

	17,160	15,807	15,977

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2012	149	1,890	4,955	—	(3)	—	74	71	6,916	4	6,920

Net earnings (loss)	—	—	890	—	—	—	—	—	890	(2)	888
Other comprehensive income (loss), net of tax
Other	—	—	—	—	1	1	(243)	(241)	(241)	—	(241)

Comprehensive income (loss), net of tax	—	—	890	—	1	1	(243)	(241)	649	(2)	647
Dividends	—	—	(149)	—	—	—	—	—	(149)	—	(149)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	—	(2)	(1)	(3)
Shares repurchased	(1)	(12)	(76)	—	—	—	—	—	(88)	—	(88)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2

June 30, 2013	148	1,880	5,618	—	(2)	1	(169)	(170)	7,328	1	7,329

December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	617	—	—	—	—	—	617	2	619
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(3)	2	—	(4)	(5)	(5)	—	(5)

Comprehensive income (loss), net of tax	—	—	603	(3)	2	—	(4)	(5)	598	2	600
Dividends	—	—	(216)	—	—	—	—	—	(216)	—	(216)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

June 30, 2014	144	1,821	5,632	(3)	(5)	—	(268)	(276)	7,177	3	7,180

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two core strategic business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe, and produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Owning and operating mines and production facilities in Alberta and Idaho;

•	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe; and

•	Ammonium sulfate, ESN and other: Producing blended crop nutrients, ESN®, (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients, and micronutrients.

Additional information on our operating segments is included in note 8.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 6, 2014. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2013 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 to our consolidated interim financial statements for the three months ended March 31, 2014.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Discontinued Operations, Assets and Liabilities Held for Sale

Assets and liabilities held for sale and related discontinued operations consist of components of our former Advanced Technologies business unit. In July 2014, we completed the sale of the Turf and Ornamental portion of the assets held for sale for approximately $94-million. The transaction is subject to customary closing conditions and final purchase price adjustments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Six months ended
Condensed information of discontinued operations	June 30,		June 30,
	2014	2013	2014	2013
Operating information
Discontinued operations of assets held for sale
Sales	112	108	172	176
Expenses	124	105	195	180

(Loss) earnings before income taxes	(12)	3	(23)	(4)
Income tax recovery	(3)	—	(5)	(2)

Net (loss) earnings from discontinued operations	(9)	3	(18)	(2)

Cash provided by operating activities	18	8	1	5

Balance sheet information	June 30, 2014
Accounts receivable	80
Inventories	77
Property, plant and equipment	27
Intangibles	26

Assets held for sale	210

Accounts payable	55

Liabilities held for sale	55

3.	Expenses

	Three months ended		Six months ended
General and administrative	June 30,		June 30,
	2014	2013	2014	2013
Share-based payments	(16)	(30)	15	(14)
Depreciation and amortization	8	12	15	27
Other general and administrative	74	80	136	143

	66	62	166	156

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2014	2013	2014	2013
Realized and unrealized gain on commodity derivatives not designated as hedges	—	(1)	(32)	(9)
Realized and unrealized loss (gain) on foreign exchange derivatives not designated as hedges	27	4	12	(9)
Foreign exchange (gain) loss	(29)	7	(17)	26
Interest income	(19)	(16)	(30)	(31)
Environmental remediation and asset retirement obligations	22	3	20	4
Bad debt expense	25	21	30	26
Potash profit and capital tax	3	8	6	12
Other	13	16	13	12

	42	42	2	31

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Earnings per Share

	Three months ended		Six months ended
Attributable to equity holders of Agrium	June 30,		June 30,
	2014	2013	2014	2013
Numerator
Net earnings from continuing operations	624	746	635	892
Net loss (earnings) from discontinued operations	(9)	3	(18)	(2)

Net earnings	615	749	617	890

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	149	144	149

5.	Debt

		June 30, 2014		December 31, 2013
	Maturity	Rate
Short-term debt
Commercial paper	2014	0.35	973	503
Credit facilities		2.02	229	261

			1,202	764

6.	Financial Instruments

Natural gas derivatives outstanding	June 30,			December 31,
	2014			2013
	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Not designated as hedges
AECO Swaps (millions MMBtu)	1	2014	—	8	2014	—
Designated as hedges
AECO Swaps (millions MMBtu)	51	2015 – 2018	8	—	—	—

	52		8	8		—

We hold all derivative financial instruments for risk management purposes only. In addition to the natural gas derivatives listed above, we hold foreign exchange derivative contracts not designated as hedges. The fair value of foreign exchange derivatives at June 30, 2014 was a net liability of $7-million (December 31, 2013 – net liability of $1-million).

	Fair value
Maturities of natural gas derivative contracts	2015	2016	2017	2018	2019
Designated as hedges	1	2	2	3	—

	1	2	2	3	—

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Natural gas derivatives outstanding	June 30,			December 31,
	2014			2013
Balance sheet presentation	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Not designated as hedges
Accounts receivable	4	(4)	—	26	(26)	—
Accounts payable	(4)	4	—	(26)	26	—
Designated as hedges
Other assets	195	(187)	8	—	—	—
Other liabilities	(187)	187	—	—	—	—

	8	—	8	—	—	—

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2014	2013
A $10-million increase in net earnings requires an increase in gas prices per MMBtu	0.26	1.87
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(0.26)	(1.87)

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial forward contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market prices risk
Term (gas year – twelve months ending October 31)	2014	2015	2016	2017		2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)	25	(1)
Forecasted average monthly purchases (millions MMBtu)	—	—	9	9		9
Gas requirements hedged using derivatives designated as hedges (%)	—	—	17	17		17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

During the three months ended June 30, 2014, we designated natural gas forward contracts as hedges of highly probable purchases of natural gas. The contracts settle in the months hedged, using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. We forecast that the contracted purchases and related delivery of natural gas will occur beginning November 2015 until October 2018. At the inception of each designated forward contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio. For derivatives designated as hedges, we record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas forward contracts designated as hedges to other comprehensive income.

We use quoted market prices from AECO to determine the fair value of natural gas derivatives. If these market prices are adjusted by a forward yield curve, we classify the fair value of the financial instruments within Level 2.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30,
	2014
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Accounts receivable – derivatives	1	—	1
Other current financial assets – marketable securities	19	89	108
Other financial assets – derivatives	8	—	8
Accounts payable – derivatives	8	—	8

Classification of fair value of long-term debt
Debentures	—	3,355	2,990

	December 31,
	2013
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Cash and cash equivalents	—	801	801
Accounts receivable – derivatives	1	—	1
Other current financial assets
Available for sale – equities	14	—	14
Available for sale – fixed income	—	90	90
Other financial assets
Available for sale	12	—	12
Accounts payable – derivatives	—	2	2

Classification of fair value of long-term debt
Debentures	—	3,124	2,989

There have been no transfers between Level 1 and Level 2 fair value measurements in the three or six months ended June 30, 2014 or June 30, 2013. We do not measure any of our financial instruments using Level 3 inputs.

7.	Additional Information

Property, plant and equipment

During the six months ended June 30, 2014, we added $652-million to assets under construction at our Vanscoy Potash facility.

Dividends

June 30,
2014
Declared			Paid to	Total
Effective	Per share	Total	Shareholders
December 12, 2013	0.75	108	January 16, 2014	108
February 21, 2014	0.75	108	April 17, 2014	108
May 7, 2014	0.75	108	July 17, 2014	NA

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

8.	Operating Segments

	Three months ended		Six months ended
	June 30,		June 30,
Segment operations	2014	2013	2014	2013
Sales
Retail
North America	5,513	4,660	7,234	6,250
International	884	903	1,395	1,452

Total Retail	6,397	5,563	8,629	7,702

Wholesale
Nitrogen	421	641	757	1,023
Potash	175	212	303	364
Phosphate	161	211	328	373
Product purchased for resale	285	329	579	681
Ammonium sulfate, ESN and other	170	201	306	345

Total Wholesale	1,212	1,594	2,273	2,786

Other	(271)	(249)	(485)	(424)

	7,338	6,908	10,417	10,064

Inter-segment sales
Retail	5	7	10	11
Wholesale	266	242	475	413

	271	249	485	424

Earnings before income taxes
Retail
North America	673	550	591	527
International	41	12	68	7

Total Retail	714	562	659	534

Wholesale
Nitrogen	101	294	191	467
Potash	72	120	118	204
Phosphate	6	27	8	64
Product purchased for resale	12	8	16	14
Ammonium sulfate, ESN and other	36	54	65	97

	227	503	398	846
Unallocated expenses	36	38	29	47

Total Wholesale	191	465	369	799

Other	(10)	37	(80)	(30)

Earnings before finance costs and income taxes	895	1,064	948	1,303
Finance costs related to long-term debt	9	21	28	43
Other finance costs	18	21	35	39

Earnings before income taxes	868	1,022	885	1,221

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Retail sales
Crop nutrients	2,708	2,485	3,604	3,287
Crop protection products	2,199	1,848	2,929	2,634
Seed	1,038	809	1,336	1,094
Merchandise	218	142	404	262
Services and other	234	279	356	425

	6,397	5,563	8,629	7,702

AGRIUM INC.

Supplemental Information 1a

Results by Business Unit

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,
	2014
	Retail	Wholesale	Other	Total
Sales - external	6,392	946	—	7,338
- inter-segment	5	266	(271)	—

Total sales	6,397	1,212	(271)	7,338
Cost of product sold	5,048	985	(294)	5,739

Gross profit	1,349	227	23	1,599

Gross profit (%)	21	19		22

Selling	603	10	(4)	609
General and administrative	35	13	18	66
(Earnings) loss from associates and joint ventures	(4)	(10)	1	(13)
Other expenses	1	23	18	42

EBIT (1)	714	191	(10)	895
EBITDA (2)	791	252	(6)	1,037
Adjusted EBITDA (2)	791	263	(6)	1,048

	Three months ended June 30,
	2013
	Retail	Wholesale (3)	Other (4)	Total (4)
Sales - external	5,556	1,352	—	6,908
- inter-segment	7	242	(249)	—

Total sales	5,563	1,594	(249)	6,908
Cost of product sold	4,421	1,091	(303)	5,209

Gross profit	1,142	503	54	1,699

Gross profit (%)	21	32		25

Selling	538	9	(1)	546
General and administrative	31	26	5	62
Earnings from associates and joint ventures	(3)	(12)	—	(15)
Other expenses	14	15	13	42

EBIT (1)	562	465	37	1,064
EBITDA (2)	619	534	38	1,191
Adjusted EBITDA (2)	619	542	38	1,199

(1)	Earnings (loss) from continuing operations before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(3)	Restated for the results of ESN and Micronutrients businesses that have transitioned to our Wholesale business unit.
(4)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 1b

Results by Business Unit

(Millions of U.S. dollars)

(Unaudited)

	Six months ended June 30,
	2014
	Retail	Wholesale	Other	Total
Sales - external	8,619	1,798	—	10,417
- inter-segment	10	475	(485)	—

Total sales	8,629	2,273	(485)	10,417
Cost of product sold	6,893	1,875	(506)	8,262

Gross profit	1,736	398	21	2,155

Gross profit (%)	20	18		21

Selling	1,039	21	(7)	1,053
General and administrative	63	23	80	166
(Earnings) loss from associates and joint ventures	(5)	(10)	1	(14)
Other (income) expenses	(20)	(5)	27	2

EBIT (1)	659	369	(80)	948
EBITDA (2)	808	483	(74)	1,217
Adjusted EBITDA (2)	808	500	(74)	1,234

	Six months ended June 30,
	2013
	Retail	Wholesale (3)	Other (4)	Total (4)
Sales - external	7,691	2,373	—	10,064
- inter-segment	11	413	(424)	—

Total sales	7,702	2,786	(424)	10,064
Cost of product sold	6,184	1,940	(464)	7,660

Gross profit	1,518	846	40	2,404

Gross profit (%)	20	30		24

Selling	927	20	(5)	942
General and administrative	56	46	54	156
(Earnings) loss from associates and joint ventures	(4)	(25)	1	(28)
Other expenses	5	6	20	31

EBIT (1)	534	799	(30)	1,303
EBITDA (2)	644	918	(24)	1,538
Adjusted EBITDA (2)	644	935	(24)	1,555

(1)	Earnings (loss) from continuing operations before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(3)	Restated for the results of ESN and Micronutrients businesses that have transitioned to our Wholesale business unit.
(4)	Restated for reclassifications resulting from discontinued operations

AGRIUM INC.

Supplemental Information 2

Product Lines

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,						Six months ended June 30,
	2014			2013			2014			2013
	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit

Retail (2)
Crop nutrients	2,708	2,203	505	2,485	2,061	424	3,604	2,971	633	3,287	2,742	545
Crop protection products	2,199	1,742	457	1,848	1,442	406	2,929	2,367	562	2,634	2,100	534
Seed	1,038	842	196	809	669	140	1,336	1,094	242	1,094	910	184
Merchandise	218	194	24	142	119	23	404	356	48	262	217	45
Services and other	234	67	167	279	130	149	356	105	251	425	215	210

	6,397	5,048	1,349	5,563	4,421	1,142	8,629	6,893	1,736	7,702	6,184	1,518

Wholesale (3)
Nitrogen	421	320	101	641	347	294	757	566	191	1,023	556	467
Potash	175	103	72	212	92	120	303	185	118	364	160	204
Phosphate	161	155	6	211	184	27	328	320	8	373	309	64
Product purchased for resale	285	273	12	329	321	8	579	563	16	681	667	14
Ammonium sulfate, ESN and other	170	134	36	201	147	54	306	241	65	345	248	97

	1,212	985	227	1,594	1,091	503	2,273	1,875	398	2,786	1,940	846

Other inter-segment eliminations (4)	(271)	(294)	23	(249)	(303)	54	(485)	(506)	21	(424)	(464)	40

Total (4)	7,338	5,739	1,599	6,908	5,209	1,699	10,417	8,262	2,155	10,064	7,660	2,404

Wholesale equity accounted joint ventures:
Nitrogen	49	35	14	50	36	14	76	53	23	89	60	29
Product purchased for resale	17	16	1	32	30	2	38	36	2	63	60	3

	66	51	15	82	66	16	114	89	25	152	120	32

Total Wholesale including equity accounted joint ventures (3)	1,278	1,036	242	1,676	1,157	519	2,387	1,964	423	2,938	2,060	878

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $884-million (2013 - $903-million) and gross profit was $149-million (2013 - $131-million) for the three months ended June 30. International Retail sales were $1,395-million (2013 - $1,452-million) and gross profit was $253-million (2013 - $228-million) for the six months ended June 30.
(3)	Restated for the results of ESN and Micronutrients businesses that have transitioned to our Wholesale business unit.
(4)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended June 30,
	2014				2013
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	4,161	558			3,407	616
International	758	512			684	566

Total crop nutrients	4,919	551	448	103	4,091	607	504	103

Wholesale (1)
Nitrogen
North America
Ammonia	323	577			419	743
Urea	243	474			377	547
Other	340	351			307	406

Total nitrogen	906	464	353	111	1,103	582	315	267

Potash
North America	372	358			243	470
International	194	218			301	324

Total potash	566	310	182	128	544	389	168	221

Phosphate	268	598	576	22	317	667	584	83
Product purchased for resale	683	418	400	18	710	462	451	11
Ammonium sulfate	106	360	169	191	98	451	198	253
ESN and Other	251				242

Total Wholesale	2,780	436	354	82	3,014	529	362	167

Wholesale equity accounted joint ventures:
Nitrogen	147	336	244	92	110	455	328	127
Product purchased for resale	90	188	171	17	84	381	357	24

	237	280	216	64	194	423	341	82

Total Wholesale including joint ventures(1)	3,017	424	344	80	3,208	522	360	162

(1)	Restated for the results of ESN and Micronutrients businesses that have transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Six months ended June 30,
	2014				2013
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	5,561	544			4,468	607
International	1,184	491			1,031	557

Total crop nutrients	6,745	534	440	94	5,499	598	499	99

Wholesale (1)
Nitrogen
North America
Ammonia	502	549			612	700
Urea	625	454			699	545
Other	571	346			538	397

Total nitrogen	1,698	446	334	112	1,849	553	301	252

Potash
North America	664	351			441	471
International	330	213			481	325

Total potash	994	305	186	119	922	395	174	221

Phosphate	576	569	555	14	549	680	564	116
Product purchased for resale	1,488	389	378	11	1,473	462	453	9
Ammonium sulfate	198	335	171	164	170	444	193	251
ESN and Other	462				429

Total Wholesale	5,416	420	347	73	5,392	517	360	157

Wholesale equity accounted joint ventures:
Nitrogen	209	365	256	109	188	473	319	154
Product purchased for resale	154	246	232	14	163	387	369	18

	363	315	246	69	351	433	342	91

Total Wholesale including joint ventures(1)	5,779	413	340	73	5,743	512	359	153

(1)	Restated for the results of ESN and Micronutrients businesses that have transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,
	2014				2013
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total

Retail	2	72	3	77	2	52	3	57
Wholesale (1)
Nitrogen	22				21
Potash	18				17
Phosphate	13				17
Product purchased for resale	1				—
Ammonium sulfate, ESN and other	6				6

	60	—	1	61	61	—	8	69
Other	—	—	4	4	—	—	1	1

Total (2)	62	72	8	142	63	52	12	127

	Six months ended June 30,
	2014				2013
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total

Retail	3	140	6	149	3	101	6	110
Wholesale (1)
Nitrogen	42				36
Potash	31				28
Phosphate	26				31
Product purchased for resale	1				—
Ammonium sulfate, ESN and other	11				9

	111	—	3	114	104	—	15	119
Other	—	—	6	6	—	—	6	6

Total (2)	114	140	15	269	107	101	27	235

(1)	Restated for the results of ESN and Micronutrients businesses that have transitioned to our Wholesale business unit.
(2)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

Retail and consolidated Agrium measures	Rolling four quarters ended June 30,
	2014		2013
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Return on operating capital employed (%) (3a)	19	11	15	21
Return on capital employed (%) (3b)	11	9	8	15
Average non-cash working capital to sales (%)	17	14	20	17
Operating coverage ratio (%) (3c)	69	64	72	50
EBITDA to sales (%) (3d)	9	11	8	16

	June 30,
	2014		2013
	Retail	Consolidated Agrium	Retail	Consolidated Agrium
Non-cash working capital	2,562	2,242	2,737	3,140

Retail comparable store measures	Six months ended June 30,
	2014	2013
	Retail	Retail
Comparable store sales (%)	(3)	(3)
Normalized comparable store sales (%)	—	1

Retail North America measures	Rolling four quarters ended June 30,
	2014	2013
	Retail	Retail
Return on operating capital employed (%) (3a)	29	21
Return on capital employed (%) (3b)	15	10
EBITDA to sales (%) (3d)	12	9

Wholesale production tonnes (000’s)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Ammonia (gross)	525	592	1,134	1,259
Urea (gross)	292	352	751	808
Monoammonium phosphate	146	150	299	317
Potash	479	449	902	910

(1)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(2)	Restated for reclassifications resulting from discontinued operations.
(3)	Adjusted 2014 amounts removing the impact of the purchase gain and goodwill impairment.

(a)	Retail 19%, Retail – North America 21%, Consolidated Agrium 11%.

(b)	Retail 10%, Retail – North America 11%, Consolidated Agrium 8%.

(c)	Retail 70%, Consolidated Agrium 65%.

(d)	Retail 9%, Retail – North America 10%, Consolidated Agrium 11%.

AGRIUM INC.

Supplemental Information 6 (1)

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales (2)	Rolling four quarter average non-cash working capital divided by sales.
Operating coverage ratio (2)	Gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.
Non-cash working capital (2)	Current assets less current liabilities, excluding cash and cash equivalents, other current assets, short-term debt, current portion of long-term debt and current assets and liabilities held for sale.

	Definition	Usefulness of Additional or Non-IFRS Financial Measure
Additional IFRS Financial Measure (As defined in Canadian Securities Administrators’ Staff Notice 52-306 (Revised))

EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Used to measure operating performance exclusive of capital structure and income taxes.

Return on operating capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

Non-IFRS Financial Measure

EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. Also used as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Provides useful information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

EBITDA to sales	EBITDA divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.

Comparable store sales	We include a location in the comparable store base once it is in operation or owned for over 12 months. If we close a store, we retain the sales of the closed location in the comparable store base if the closed location is in close geographical proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not make adjustments for temporary closures, expansions or renovations of stores.	Used to measure the performance of our existing stores by measuring the change in sales for such stores over the comparable period.

Normalized comparable store sales	Comparable store sales normalized by using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.	Used to measure the performance of our existing stores by measuring the change in sales for such stores over the comparable period.

(1)	Our definitions and our method of calculation for these measures may not be directly comparable to similar measures presented by other companies.
(2)	These measures are IFRS measures or additional IFRS measures when calculated using information included in our consolidated financial statements. They are classified as non-IFRS measures when calculated using information from our Retail or Wholesale segments because the specific components are not included in our financial statements or notes.

AGRIUM INC.

Supplemental Information 7

Reconciliation of Selected Additional and Non-IFRS Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

	Rolling four quarters ended June 30,
	2014			2013
	Retail – North America	Retail	Consolidated Agrium	Retail – North America	Retail	Consolidated Agrium
EBIT less income taxes
EBIT	1,003	873	1,275	659	678	2,045
Income taxes	271	236	344	179	185	560

	732	637	931	480	493	1,485

Average operating capital employed
Average non-cash working capital	1,676	2,219	2,297	1,650	2,325	2,671
Average property, plant and equipment	841	963	5,078	645	770	3,568
Average investments in associates and joint ventures	32	78	629	32	87	635
Average other assets	4	10	106	3	15	76

	2,553	3,270	8,110	2,330	3,197	6,950

Return on operating capital employed (%)	29	19	11	21	15	21

Average capital employed
Average operating capital employed	2,553	3,270	8,110	2,330	3,197	6,950
Average intangibles	614	686	703	498	580	632
Average goodwill	1,779	1,989	2,039	1,806	2,218	2,313

	4,946	5,945	10,852	4,634	5,995	9,895

Return on capital employed (%)	15	11	9	10	8	15

Comparable store sales and normalized comparable store sales	Six months ended June 30,
	2014	2013
Sales from comparable base
Current period	7,437	7,460
Prior period	7,702	7,670

Comparable store sales (%)	(3)	(3)

Current period normalized for benchmark prices	7,716	7,769

Normalized comparable store sales (%)	—	1